Capital Properties, Inc.

100 Dexter Road

East Providence, RI 02914

Tel: 1.401.435.7171

Fax: 1.401.435.7179

November 7, 2013

Robert T. Telewicz Jr, Senior Staff Accountant

Howard Efron, Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549-4561

Re: Capital Properties, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 11, 2013

File No. 1-08499

Gentlemen:

The following consists of the Capital Properties, Inc.’s (the “Company) response to the Staff’s comment letter dated October 22, 2013. For the convenience of the Commission, the comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the fiscal year ended December 31, 2012

Exhibits 31.1 and 31.2

1.	Comment: We note that your certifications appear to have changes, errors or omissions from the exact form required under Item 601(b) (31) of Regulation S-K. Please amend your filing to provide revised certifications in their exact form. In responding to this comment, please be sure to (1) not include the title of the certifying individual when identified at the top of the certification, (2) include the introductory language within paragraph 4 that refers to internal control over financial reporting and (3) include the parenthetical language in paragraphs 4d and 5 of the certification.

Response: We have filed Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2012 on November 7, 2013 to correct language as required by Item 601(b)(31) of Regulation S-K for Exhibits 31.1 and 31.2.

The Company acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

November 7, 2013

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this matter. Please do not hesitate to contact me should you need anything further.

Sincerely,

/s/ Barbara J. Dreyer

Barbara J. Dreyer
Treasurer and Principal Financial Officer